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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                         FOG CUTTER CAPITAL GROUP INC.
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             (Exact name of registrant as specified in its charter)




                Maryland                                  52-2081138
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(State of incorporation or organization)       (IRS Employer Identification No.)




1410 SW Jefferson, Portland, Oregon                           97201
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(Address of principal executive offices)                    (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:


NONE


Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock Purchase Rights
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                                (Title of Class)





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Item 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.
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         The Board of Directors of Fog Cutter Capital Group Inc. (the
"Corporation") declared a dividend distribution of one right (a "Right") to purchase one one-tenth of a share of the Common Stock, $0.0001 par value, of the Corporation (the "Common Shares") for each outstanding share of Common Stock, payable to the stockholders of record on October 28, 2002 (the "Record Date"). The Board of Directors also authorized and directed the issuance of one Right with respect to each Common Share issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Corporation one one-tenth of a Common Share at a price of $15.00 per whole Common Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Corporation and The Bank of New York, as Rights Agent (the "Rights Agent"), dated as of October 18, 2002.

         Initially, the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares upon the earliest to occur of (i) a person or group of affiliated persons having acquired beneficial ownership of 5% or more of the outstanding Common Shares (except pursuant to a Permitted Offer, as hereinafter defined) or a person or group of affiliated persons which had prior to October 28, 2002 acquired beneficial ownership of 5% or more of the outstanding Common Shares and thereafter increases its ownership interest by 1% or more of the then outstanding Common Shares (other than as a result of a Permitted Offer) or (ii) 10 days (or such later date as the Board of Directors may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the "Distribution Date"). A person or group whose acquisition of Common Shares causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person." The date that a person or group becomes an Acquiring Person is the "Shares Acquisition Date." A person who acquires Common Shares pursuant to a tender or exchange offer which is for all outstanding Common Shares at a price and on terms which a majority of the Board of Directors determines (prior to acquisition) to be adequate and in the best interests of the Corporation and its stockholders (other than such person, its affiliates and associates) or a person who acquires Common Shares or other securities of the Corporation or a subsidiary at a price and on terms determined by the Board of Directors to be adequate (taking into account all factors that such directors deem relevant, including the impact on the Corporation's net operating loss carry forwards) and otherwise in the best interest of the Corporation and its stockholders (other than such person and its affiliates) (a "Permitted Offer") will not be deemed to be an Acquiring Person and such person's ownership will not constitute a Distribution Date.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon the transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or

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expiration of the Rights), the surrender for transfer of any certificates for
Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. Unless previously exercised, as soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date, and will expire at the close of business on October 28, 2012, unless earlier redeemed by the Corporation as described below.

         In the event that any person becomes an Acquiring Person, each holder of Rights (other than Rights that have become void as described below) will thereafter have the right (the "Flip-In Right") to receive, upon exercise of such Rights, the number of Common Shares (or, in certain circumstances, other securities of the Corporation) having a value (immediately prior to such triggering event) equal to two times the aggregate exercise price of such Rights; provided, however, in the event that a Person has become an Acquiring Person on the Shares Acquisition Date, (1) the Rights (which shall not include Rights that have become void as described below) shall be deemed to be automatically exercised on the Shares Acquisitions Date, (2) each Holder will be entitled to receive Common Shares of the Corporation at an exchange ratio of one Common Share (or a lesser ratio in certain limited circumstances) per Right, subject to adjustment in certain cases (such exchange ratio being hereinafter referred to as the "Exchange Ratio"), in lieu of paying the Purchase Price and receiving the Common Shares otherwise provided herein, and (3) no Rights Certificates will be distributed in respect thereof. The Board, at its option, may exchange each Right (other than those that have become void as described below) for one Common Share in lieu of the Flip-In Right, provided no person is the beneficial owner of 50% or more of the Common Shares at the time of such exchange. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are or (under certain circumstances specified in the Rights Agreement) were beneficially owned by any Acquiring Person or any affiliate thereof will be null and void.

         In the event that, at any time following the Shares Acquisition Date,
(i) the Corporation is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Corporation's assets or earning power is sold or transferred, then each holder of Rights (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise of such Rights, common shares of the acquiring company having a value equal to two times the aggregate exercise price of the Rights; provided, however, that the Flip-Over Right shall not apply to any transaction described in clause (i) if (x) such transaction is with a person or persons (or a wholly owned subsidiary of any such person or persons) that acquired Common Shares pursuant to a Permitted Offer and (y) the price and form of consideration offered in such transaction is the same as that paid to all holders of Common Shares whose shares were purchased pursuant to the Permitted Offer. The holder of a



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Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

         The Purchase Price payable, and the number of Common Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares, or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). Notwithstanding the foregoing, in the event that the Corporation declares a dividend per share (whether cash, securities, rights or other distribution) in respect of the Common Shares for holders as of a record date (the "Dividend Record Date") and if Rights become exercisable (automatically or otherwise) and are exercised after the date of such declaration but prior to the Dividend Record Date, the aggregate amount (or number of securities or other rights) of such dividend shall remain the same and the per share dividend shall be reduced to reflect the increased number of Common Shares outstanding following such exercise of Rights.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

         At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Corporation may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), which redemption shall be effective at such time, on such basis and with such conditions as the Board of Directors may establish in its sole discretion. The Corporation may, at its option, pay the Redemption Price in Common Shares.

         All of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Corporation, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.


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         The Rights will help protect the Corporation's net operating loss carry forwards and have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors, as the Rights may be redeemed by the Corporation at $.001 per Right prior to the time that a person or group becomes an Acquiring Person.

         The Rights Agreement, dated as of October 18, 2002, between the Corporation and The Bank of New York, as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2.  EXHIBITS.
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      1.    Rights Agreement dated as of October 18, 2002 between Fog Cutter
            Capital Group Inc. and The Bank of New York with the form of Right Certificate attached as Exhibit A thereto and the Summary of Rights to Purchase Shares attached as Exhibit B thereto. Pursuant to the Rights Agreement, printed Right Certificates will generally not be mailed until as soon as practicable after the earlier of the date of public announcement that a person or group has become an Acquiring Person or the tenth day (or such later date as may be determined by action of the Corporation's Board of Directors) after a person commences or announces its intention to commence a tender or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 5% or more of the Common Shares.


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                                    SIGNATURE

         Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  October 28, 2002

                                        FOG CUTTER CAPITAL GROUP INC.




                                        By:
                                           ------------------------------------
                                           Name: R. Scott Stevenson
                                           Title: Senior Vice President and
                                                    Chief Financial Officer




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                                  EXHIBIT LIST

         Rights Agreement dated as of October 18, 2002 between Fog Cutter Capital Group Inc. and The Bank of New York, the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Shares as Exhibit B. Pursuant to the Rights Agreement, printed Right Certificates will generally not be mailed until as soon as practicable after the earlier of the date of public announcement that a person or group has become an Acquiring Person or the tenth day (or such later date as may be determined by action of the Corporation's Board of Directors) after a person commences or announces its intention to commence a tender or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 5% or more of the Common Shares.